UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 15, 2006
Commission File Number 000-29938
Pacific Internet Limited

(Translation of registrant’s name into English)
89 Science Park Drive, #01-07
The Rutherford, Singapore Science Park
Singapore 118261

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:
☑  Form 20-F     ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes     ☑  No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

SIGNATURES
Media Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2006		PACIFIC INTERNET LIMITED
	By:	/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President and Chief Executive Officer

Exhibit 99.1
Media Release
RECEIPT OF OFFER TO PURCHASE AND APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER
The Board of Directors (“Board”) of Pacific Internet Limited (“PacNet”) refers to the announcement dated 27 April 2006 made by UOB Asia Limited (the “Offer Announcement”) for and on behalf of Mediaring Ltd (the “Offeror”) in relation to the voluntary conditional cash offer (the “Offer”) by the Offeror to acquire all the issued ordinary shares (the “Shares”) in the capital of PacNet other than those already held by the Offeror, its related corporations or the respective nominees of the Offeror or its related corporations as at the date of the Offer.
The directors of PacNet wish to inform its shareholders (“Shareholders”) that UOB Asia Limited has on 12 May 2006 announced, for and on behalf of the Offeror, that the offer to purchase dated 12 May 2006 in respect of the Offer (the “Offer to Purchase”) has been dispatched to all registered holders of Shares on 12 May 2006 (the “Dispatch Announcement”), and that PacNet has received a copy of the Offer to Purchase.
A copy of the Dispatch Announcement may be downloaded from the following weblink:
www.sec.gov
The directors of PacNet also wish to inform its Shareholders that PacNet has appointed KPMG Corporate Finance Pte Ltd (“KPMG Corporate Finance”) as the independent financial adviser to the directors of PacNet who are considered independent for the purposes of evaluating the Offer (the “Independent Directors”).
A circular (the “Circular”) containing, inter alia, the recommendations of the Independent Directors and the advice of KPMG Corporate Finance to the Independent Directors will be sent to Shareholders no later than 26 May 2006 and this Circular will advise the Shareholders: (i) whether the Independent Directors recommend acceptance or rejection of the Offer; or are unable to take a position with respect to the Offer; and (ii) the reason(s) for the position taken by Independent Directors with respect to the Offer (including the inability to take a position).
In the meantime, Shareholders are advised to exercise caution when dealing in their Shares or otherwise taking any action in relation to their Shares which may be prejudicial to their interests until they or their advisers have considered the information and the recommendations of the Independent Directors as well as the advice of KPMG Corporate Finance set out in the Circular to be issued in due course.
PacNet will make an announcement to inform Shareholders as soon as it dispatches the Circular.
The directors of PacNet (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, the Offer Announcement and Dispatch Announcement), the sole responsibility of the directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.
By Order of the Board

Media and Analyst Contacts:
Singapore (Media)
Adeline Tan
Corporate Communications Manager
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9745 6345
Email: tan.adeline@pacific.net.sg
Ng Chip Keng
Weber Shandwick Worldwide (Singapore) Pte Ltd
Direct Tel: +65 6825 8084
Mobile: +65 9623 2166
Email: ckng@webershandwick.com
Singapore (Investors and Analysts)
Manisha Singh
Investor Relations Manager
Direct Tel: +65 6771 0433
Mobile: +65 9362 9044
Email: investor@pacific.net.sg
URL: http://www.pacific.net.sg/business/investor
US (Media and Analysts)
Alan Katz
Cubitt Jacobs & Prosek
Tel: +1 (212) 279 3115 (ext. 211)
Email: alan@cjpcom.com
Editor’s Notes:
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.
Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.